EXHIBIT 99


News Release                                                       Weyerhaeuser

For Immediate Release                             For More Information Contact:
January 6, 2000                                           Media: Bruce Amundson
                                                                 (253) 924-3047

                                                        Analysts:  Dick Taggart
                                                                 (253) 924-2058

Weyerhaeuser Successfully Completes Tender Offer for
TJ International; Companies Begin Combined Operation

FEDERAL WAY, Wash. -- Weyerhaeuser Company (NYSE: WY) today announced that it has acquired a controlling interest in TJ International (NASDAQ: TJCO) making Weyerhaeuser the world's largest producer of engineered wood products.

TJ International is a 51 percent owner and managing partner of Trus Joist MacMillan (TJM). Weyerhaeuser currently owns 49 percent of TJM.

The acquisition was completed under terms of an offer by Weyerhaeuser to purchase all outstanding shares of TJ International for $42 per share in cash. Approximately 15.423 million TJ International shares were validly tendered and not withdrawn when the tender offer expired at 8 p.m. EST on Jan. 5. This represents more than 90 percent of the total number of outstanding shares in TJ International. Weyerhaeuser has accepted for purchase all shares that were validly tendered and not withdrawn prior to the expiration of the offer.

Weyerhaeuser will complete the acquisition of TJ International by acquiring all remaining outstanding TJ International shares for $42 per share in cash as soon as possible. Once the acquisition is complete, it is anticipated that it will be accretive to Weyerhaeuser's earnings and cash flow this year.

"This is an exciting day for Weyerhaeuser as we continue to grow our value-added wood business," said Steven R. Rogel, Weyerhaeuser chairman, president and chief executive officer. "Trus Joist is the leading company in the high-growth area of engineered wood products. We look forward to working with the dedicated employees of Trus Joist to bring engineered wood products to their next level of development."

Because of the strong brand identity associated with Trus Joist, Weyerhaeuser will continue to market its line of engineered wood products under the Trus Joist name. Research and development, along with certain marketing and sales functions, will remain in Boise, Idaho.

Weyerhaeuser Successfully Completes Tender Offer

Page 2

Thomas H. Denig will serve as president of Trus Joist and report to William R. Corbin, Weyerhaeuser executive vice president - Wood Products. Denig brings with him 25 years of experience at Trus Joist, serving as president and CEO since 1995.

"I'm extremely pleased that Tom will continue to play an important role in our engineered wood products business," Rogel said. "Under his leadership, Trus Joist has become a worldwide leader in sales, innovation and product quality in their segment. He will help us maintain the traditions of product innovation and quality customer service that are associated with the Trus Joist name."

Weyerhaeuser expects the acquisition to generate approximately $50 million in annual savings within two years.

The acquisition is a natural extension of the long-standing roles Weyerhaeuser has held with Trus Joist as a supplier of raw materials and a distributor of finished goods.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 1998, sales were $10.8 billion. It has offices or operations in 12 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products or practices is available at www.weyerhaeuser.com.